

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2026

Eliyahu Zamir
Chief Executive Officer
Jeffs' Brands Ltd
7 Mezada Street
Bnei Brak, 5126112
Israel

> **Re: Jeffs' Brands Ltd**
> **Registration Statement on Form F-3**
> **Filed February 19, 2026**
> **File No. 333-293607**

Dear Eliyahu Zamir:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Atira Erlichster